EXHIBIT 99.1

Quarterly Report to Shareholders

TC Energy reports solid first quarter 2022 results
Executing an opportunity-rich portfolio while supplying the growing demand for energy
CALGARY, Alberta – April 29, 2022 – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) released its first quarter results today. TC Energy's President and Chief Executive Officer, François Poirier commented that, “During the first three months of 2022, our diversified and opportunity-rich portfolio of essential energy infrastructure assets continued to deliver strong results and reliably meet North America's growing demand for energy. By working closely with our customers, we are developing long-term strategic partnerships and innovative energy solutions with the expectation of sanctioning over $5 billion of new projects annually, in line with our historic risk and return preferences."
Highlights
(All financial figures are unaudited and in Canadian dollars unless otherwise noted)
•First quarter 2022 results were underpinned by solid utilization and reliability across our assets, further supported by the constructive fundamental outlook for North American energy. The growing need for energy security has placed renewed focus on the long-term role our infrastructure will play in responsibly fulfilling North America's energy demands:
◦The NGTL System had its highest average winter demand since 2000 of 14.2 Bcf/d
◦U.S. Natural Gas Pipelines reached average flows of 30 Bcf/d, up five per cent compared to first quarter 2021, including an all-time daily system delivery record of nearly 35 Bcf in January 2022
◦Today, around a quarter of the U.S. LNG export volumes travel through our U.S. Natural Gas Pipelines
•First quarter 2022 financial results
◦Net income attributable to common shares of $0.4 billion or $0.36 per common share compared to a net loss of $1.1 billion or a loss of $1.11 per common share in 2021. Comparable earnings1 of $1.1 billion or $1.12 per common share compared to $1.1 billion or $1.16 per common share in 2021
◦Segmented earnings of $1.2 billion compared to segmented losses of $0.9 billion in 2021 and comparable EBITDA1 of $2.4 billion compared to $2.5 billion in 2021
◦Net cash provided by operations of $1.7 billion was consistent with 2021 results and comparable funds generated from operations1 was $1.9 billion compared to $2.0 billion in 2021
•Declared a quarterly dividend of $0.90 per common share for the quarter ending June 30, 2022
•Consistent with our 2021 Annual Report outlook, 2022 comparable EBITDA is expected to be modestly higher than 2021, while 2022 comparable earnings per common share are expected to be consistent with 2021
•Continued to advance our $25 billion secured capital program by investing $1.7 billion in various growth projects
•Filed ANR rate case with FERC in January and filed Great Lakes unopposed rate settlement in March 2022
•Received FERC approval for Alberta XPress and North Baja XPress projects in April 2022
•Received verification of final cost and schedule estimates for the Bruce Power Unit 3 MCR program from IESO in March
•To date in 2022, finalized contracts for approximately 160 MW and 240 MW from our wind energy and solar projects, respectively, following the RFI process initiated in 2021. Expect to finalize additional contracts in 2022
•Received notice on March 29, 2022 from the Government of Alberta that the Final Project Proposal to build and operate the Alberta Carbon Grid, a joint-venture with Pembina Pipeline Corporation, moves forward to the next stage
•Announced a plan to evaluate a hydrogen production hub in Crossfield, Alberta in April 2022
•Issued US$800 million of Junior Subordinated Notes through TransCanada Trust in March 2022.
1 Comparable earnings, comparable earnings per common share, comparable funds generated from operations and comparable EBITDA are non-GAAP measures used throughout this news release. These measures do not have any standardized meaning under GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. The most directly comparable GAAP measures are Net income attributable to common shares, Net income per common share, Net cash provided by operations and Segmented earnings, respectively. For more information on non-GAAP measures, refer to the Non-GAAP section of this news release.

	three months ended March 31
(millions of $, except per share amounts)	2022	2021

Income
Net income/(loss) attributable to common shares	358	(1,057)
per common share – basic	$0.36	($1.11)

Segmented earnings/(losses)
Canadian Natural Gas Pipelines	358	356
U.S. Natural Gas Pipelines	310	873
Mexico Natural Gas Pipelines	120	152
Liquids Pipelines	272	(2,508)
Power and Storage	76	163
Corporate	31	32
Total segmented earnings/(losses)	1,167	(932)

Comparable EBITDA
Canadian Natural Gas Pipelines	644	686
U.S. Natural Gas Pipelines	1,107	1,055
Mexico Natural Gas Pipelines	148	180
Liquids Pipelines	329	393
Power and Storage	157	178
Corporate	3	(3)
Comparable EBITDA	2,388	2,489
Depreciation and amortization	(626)	(645)
Interest expense	(580)	(570)
Allowance for funds used during construction	75	50
Interest income and other included in comparable earnings	67	92
Income tax expense included in comparable earnings	(179)	(203)
Net income attributable to non-controlling interests	(11)	(69)
Preferred share dividends	(31)	(38)
Comparable earnings	1,103	1,106
Comparable earnings per common share	$1.12	$1.16

Net cash provided by operations	1,707	1,666
Comparable funds generated from operations	1,865	2,023
Capital spending[1]	1,724	1,885

Dividends declared
Per common share	$0.90	$0.87
Basic common shares outstanding (millions)
– weighted average for the period	981	953
– issued and outstanding at end of period	983	979
1Includes Capital expenditures, Capital projects in development and Contributions to equity investments.

CEO Message
During the first three months of 2022, our diversified and opportunity-rich portfolio of essential energy infrastructure assets continued to deliver strong results and reliably meet North America's growing demand for energy. Comparable earnings of $1.12 per common share and comparable funds generated from operations of $1.9 billion reflect the solid performance of our assets and the utility-like nature of our business together with contributions from projects that entered service in 2021.
The global environment continues to be complex, representing an urgent need to develop greater energy security. Now more than ever, we understand the importance of North America's role in securing global energy supply. By working closely with our customers, we continue to develop innovative energy solutions to move, generate and store the energy people need daily while also advancing our shared goals for sustainability.
Our results are underpinned by strong demand for our services along with a constant focus on operational excellence. Flows and utilization levels across many of our systems are robust, with the NGTL System having its highest average winter demand since 2000 of 14.2 Bcf/d and U.S. Natural Gas Pipelines reaching average flows of 30 Bcf/d, up five per cent compared to first quarter 2021, including an all-time daily system delivery record of nearly 35 Bcf in January. Given the solid performance year-to-date, we reiterate that 2022 comparable EBITDA is expected to be modestly higher than 2021 and our 2022 comparable earnings per common share outlook is expected to be consistent with 2021. Please refer to the 2021 Annual Report for additional details.
We are advancing our $25 billion secured capital program and expect to sanction over $5 billion of new projects per year throughout the decade, including recoverable maintenance capital. Importantly, all of our secured capital projects are underpinned by long-term contracts and/or regulated business models, giving us visibility to deliver earnings and cash flow growth, while reducing our GHG emissions intensity and continuing to lower our overall leverage metrics.
Looking forward, we remain opportunity-rich and intend to continue expanding, extending and modernizing our existing natural gas pipeline network, advancing the Bruce Power life extension program and continuing plans to use renewable energy to power certain of our proprietary and aggregated demand. With an emphasis on capital discipline, we continue to advance our renewable and emission-free projects under development including pumped hydro storage, solar and wind PPAs, the Alberta Carbon Grid and large-scale hydrogen production. Success in progressing our current slate of secured projects and various other growth initiatives is expected to support long-term growth in earnings before interest, taxes, depreciation and amortization, or comparable EBITDA, as well as comparable earnings and cash flow per share. Based on the confidence we have in our business plans, we expect to continue to grow the common share dividend at an annual rate of three to five per cent. This is consistent with our conservative approach to capital allocation, historic risk-adjusted return profile and is expected to provide the capacity to fund our sizeable capital program while enhancing our financial strength and flexibility.
OUTLOOK
Consolidated comparable earnings
•Our overall comparable EBITDA and comparable earnings per common share outlook for 2022 remains consistent with the 2021 Annual Report. 2022 comparable EBITDA is expected to be modestly higher than 2021 and 2022 comparable earnings per common share outlook is expected to be consistent with 2021. Please refer to the 2021 Annual Report for additional details. We continue to monitor the impact of changes in energy markets, our construction projects and regulatory proceedings as well as COVID-19 for any potential effect on our 2022 comparable EBITDA and comparable earnings per common share.

Consolidated capital spending
•Our total capital expenditures for 2022 are expected to be approximately $7 billion. The increase in 2022 capital expenditures from what was outlined in the 2021 Annual Report is primarily due to higher costs for the NGTL System, reflecting inflationary pressures on labour and materials, additional regulatory conditions and other factors. We continue to work on cost mitigation strategies and assess market conditions, developments in our construction projects and the impact of COVID-19 for further changes to our overall 2022 capital program.
NOTABLE RECENT DEVELOPMENTS INCLUDE:
Canadian Natural Gas Pipelines
•Coastal GasLink: The Coastal GasLink project is approximately 63 per cent complete. The entire route has been cleared, grading is more than 74 per cent complete and more than 275 km of pipeline has been installed, with reclamation activities underway in many areas.
On March 9, 2022, we announced the signing of option agreements to sell a 10 per cent equity interest in Coastal GasLink Pipeline Limited Partnership (Coastal GasLink LP) to Indigenous communities across the project corridor. The opportunity to become business partners through equity ownership was made available to all 20 Nations holding existing agreements with Coastal GasLink LP. The Nations have established two entities that together currently represent 16 Indigenous communities that have confirmed their support for the option agreements. The equity option is exercisable after commercial in-service of the pipeline, subject to customary regulatory approvals and consents, including the consent of LNG Canada.
Coastal GasLink is in dispute with LNG Canada with respect to the recognition of certain costs and the impacts on schedule; however, the parties are in active and constructive discussions toward a resolution of this matter. We do not expect any suspension of construction activities due to the dispute while discussions continue. The ultimate level of debt financing and the amounts to be contributed as equity by Coastal GasLink LP partners, including us, will be determined by the substance of a resolution with LNG Canada.
We increased our commitment under a subordinated loan agreement to Coastal GasLink LP by $500 million in March 2022. This brings the total commitment under the subordinated loan agreement to $3.8 billion, which has been arranged in order to provide temporary financing to the project to fund incremental costs, if necessary, as a bridge to a required increase in project-level financing. At March 31, 2022, $289 million was outstanding on these loans (December 31, 2021 – $238 million).
•NGTL System: In the three months ended March 31, 2022, the NGTL System placed approximately $0.2 billion of capacity projects in service.
U.S. Natural Gas Pipelines
•Columbia Gas Section 4 Rate Case: Columbia Gas reached a settlement with its customers effective February 2021 and received FERC approval on February 25, 2022. As part of the settlement there is a moratorium on any further rate changes until April 1, 2025. Columbia Gas must file for new rates with an effective date no later than April 1, 2026. Previously accrued rate refund liabilities were refunded to customers, including interest, in second quarter 2022.
•ANR Section 4 Rate Case: ANR filed a Section 4 rate case with FERC on January 28, 2022 requesting an increase to ANR's maximum transportation rates effective August 1, 2022, subject to refund upon completion of the rate proceeding. The rate case is progressing as expected as we continue to pursue a collaborative process to find a mutually beneficial outcome with our customers, FERC and other stakeholders through settlement negotiations.
•Great Lakes: On March 18, 2022, Great Lakes reached an uncontested pre-filing settlement with its customers and filed an unopposed rate settlement with FERC by which Great Lakes and the settling parties agreed to maintain existing recourse rates through October 31, 2025.
While the settlement created short-term rate certainty, it prompted a re-evaluation of Great Lakes’ long-term free cash flows which resulted in a US$451 million goodwill impairment charge being recorded in first quarter 2022.

•KO Transmission Enhancement Acquisition: On April 28, 2022, we approved the approximately US$80 million acquisition of KO Transmission assets to be integrated into our Columbia Gas pipeline. After filing for and receiving FERC approval of Columbia Gas' acquisition of KO Transmission assets, which is expected by the end of 2022, this expanded footprint will provide additional last-mile connectivity of Columbia Gas into northern Kentucky and southern Ohio to growing LDC markets. It will also provide a platform for future capital investments including future conversions of coal-fueled power plants in the region.
•Renewable Natural Gas Hub Development: In April 2022, we announced a strategic collaboration with GreenGasUSA to explore development of a network of natural gas transportation hubs, including renewable natural gas (RNG). The transportation hubs would provide centralized access to existing energy transportation infrastructure for RNG sources, such as farms, wastewater treatment facilities and landfills. This collaboration will rapidly expand and provide incremental capability to the 10 current RNG interconnects across our U.S. natural gas pipeline footprint. The development of these hubs is a critical step towards the acceleration of methane capture projects and the concurrent reduction of GHG emissions.
•Alberta XPress and North Baja XPress Projects: In April 2022, FERC provided certificate orders approving our Alberta XPress and North Baja XPress projects. The Alberta XPress project is an expansion of ANR that utilizes existing capacity on Great Lakes and the Canadian Mainline to connect growing supply from the WCSB to U.S. Gulf Coast LNG export markets. The anticipated in-service date is late 2022 or early 2023 with an estimated project cost of US$0.3 billion. The North Baja XPress project is designed to expand capacity on North Baja to meet increased customer demand by upgrading one existing compressor station and two existing meter stations in Arizona and California with a mid-2023 expected in-service date and total anticipated cost of $0.1 billion. All the upgrades required for North Baja XPress will occur on property and within facilities currently owned and/or operated by North Baja.
Mexico Natural Gas Pipelines
•Tula and Villa de Reyes: The CFE initiated arbitration in June 2019 for the Tula and Villa de Reyes projects, disputing fixed capacity payments due to force majeure events. Arbitration proceedings are currently suspended while management holds collaborative settlement discussions with the CFE.
We successfully achieved mechanical completion of the Villa de Reyes project's lateral and north sections in April 2022. Construction of the south section is ongoing and we expect to complete the construction of the Villa de Reyes project in 2022, subject to the successful resolution of ongoing negotiations with neighbouring communities to obtain pending land access.
Power and Storage
•Bruce Power Life Extension: On March 7, 2022, the IESO verified Bruce Power's Unit 3 MCR program final cost and schedule duration estimate submitted in December 2021. The Unit 3 MCR program is scheduled to begin in first quarter 2023 with an expected completion in 2026.
Bruce Power's contract price increased by approximately $10 per MWh on April 1, 2022, reflecting capital to be invested under the Unit 3 MCR program and the 2022 to 2024 Asset Management program plus normal annual inflation adjustments.
•Renewable Energy Contracts and/or Investment Opportunities: Through an RFI process conducted in 2021, we are seeking potential contracts and/or investment opportunities in wind, solar and energy storage projects to meet the electricity needs of the U.S. portion of the Keystone Pipeline System and supply renewable energy products and services to industrial and oil and gas sectors proximate to our in-corridor demand. To date in 2022, we have finalized contracts for approximately 160 MW and 240 MW from our wind energy and solar projects, respectively. We continue to evaluate the proposals received through the RFI process and expect to finalize additional contracts in 2022.

Other Energy Transition Developments
•Alberta Carbon Grid (ACG): On March 29, 2022, the ACG received notice from the Government of Alberta that our Final Project Proposal to build and operate a carbon storage hub and gathering lines in Alberta’s industrial heartland was among the successful proponents. The project has been invited to move forward into the next stage of the Province’s carbon capture utilization and storage (CCUS) process and enter into an evaluation agreement to further assess the viability of this project. Designed to be an open-access system, the ACG proposes to leverage existing right of ways and/or pipelines to connect the Alberta Industrial Heartland emissions region to a key sequestration location.
Corporate
•Mexico Tax Audit: In 2019, the Mexican tax authority, the Tax Administration Services (SAT), completed an audit of the 2013 tax return of one of our subsidiaries in Mexico. The audit resulted in a tax assessment that denied the deduction for all interest expense and an assessment of additional tax, penalties and financial charges totaling less than US$1 million. We disagreed with this assessment and commenced litigation to challenge it. In January 2022, we received the tax court’s ruling on the 2013 tax return, which upheld the SAT assessment. From September 2021 to February 2022, the SAT issued assessments for tax years 2014 through 2017 which denied the deduction of all interest expense as well as assessed incremental withholding tax on the interest. These assessments totaled approximately US$490 million in income and withholding taxes, interest, penalties and other financial charges.
During first quarter 2022, we received a settlement offer from the SAT with respect to the above matters for the tax years 2013 through 2021 and subsequently reached a settlement-in-principle. In first quarter 2022, we accrued US$153 million of income tax expense (inclusive of withholding taxes, interest, penalties and other financial charges). This amount was fully paid in April 2022.
Teleconference and Webcast
We will hold a teleconference and webcast on Friday, April 29, 2022 at 1 p.m. (MDT) / 3 p.m. (EDT) to discuss our first quarter 2022 financial results and company developments. Presenters will include François Poirier, President and Chief Executive Officer; Joel Hunter, Executive Vice-President and Chief Financial Officer; and other members of the executive leadership team.
Members of the investment community and other interested parties are invited to participate by calling 1.800.319.4610. No pass code is required. Please dial in 15 minutes prior to the start of the call. A live webcast of the teleconference will be available on TC Energy's website at www.TCEnergy.com/events or via the following URL: http://www.gowebcasting.com/11768.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight EDT on May 6, 2022. Please call 1.855.669.9658 and enter pass code 8702.
The unaudited interim condensed consolidated financial statements and Management’s Discussion and Analysis (MD&A) are available on our website at www.TCEnergy.com and will be filed today under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.
About TC Energy
We’re a team of 7,000+ energy problem solvers working to move, generate and store the energy North America relies on. Today, we’re taking action to make that energy more sustainable and more secure. We’re innovating and modernizing to reduce emissions from our business. And, we’re delivering new energy solutions – from natural gas and renewables to carbon capture and hydrogen – to help other businesses and industries decarbonize too.
TC Energy's common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at www.TCEnergy.com.

Forward-Looking Information
This release contains certain information that is forward-looking, including the sustainability commitments and targets contained in our 2021 Report on Sustainability and our GHG Emissions Reduction Plan, and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and the 2021 Annual Report filed under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov and the "Forward-looking information" section of our 2021 Report on Sustainability and our GHG Emissions Reduction Plan which are available on our website at www.TCEnergy.com.
Non-GAAP Measures
This release contains references to the following non-GAAP measures; comparable earnings, comparable earnings per common share, comparable EBITDA and comparable funds generated from operations. Non-GAAP measures do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities. These comparable measures are calculated by adjusting certain GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. These comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable except as otherwise described in the Condensed consolidated financial statements and MD&A. Refer to: (i) each business segment for a reconciliation of comparable EBITDA to segmented earnings; (ii) Consolidated results section for reconciliations of comparable earnings and comparable earnings per common share to Net income attributable to common shares and Net income per common share, respectively; and (iii) Financial condition section for a reconciliation of comparable funds generated from operations to Net cash provided by operations. Refer to the About this document – Non-GAAP measures section of the MD&A in our most recent quarterly report for more information about the non-GAAP measures we use, which section of the MD&A is incorporated by reference herein. The MD&A can be found on SEDAR (www.sedar.com) under TC Energy's profile.

Media Inquiries:
Jaimie Harding / Hejdi Carlsen
media@tcenergy.com
403.920.7859 or 800.608.7859

Investor & Analyst Inquiries:
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investor_relations@tcenergy.com
403.920.7911 or 800.361.6522